Exhibit 99.1

Classified Ventures, LLC

Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Classified Ventures, LLC

Index

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Cash Flows	4

Statements of Changes in Members’ Equity	5

Notes to Financial Statements	6–15

Report of Independent Auditors

To the Board of Directors and Members of

Classified Ventures, LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of change in members’ equity and of cash flows present fairly, in all material respects, the financial position of Classified Ventures, LLC and its subsidiaries at December 31, 2011 and the results of their operations and their cash flows for the year then ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 27, 2012

Classified Ventures, LLC

Consolidated Balance Sheets

December 31, 2011 and 2010

(in thousands of dollars)		(not covered by Auditor’s Report)
	2011	2010
Assets
Current assets
Cash and cash equivalents	$30,882	$32,761
Restricted cash	45,253	26,369
Marketable securities held in trust	2,280	1,609
Accounts receivable, net of allowance for doubtful accounts of $1,818 and $2,388, respectively	51,252	41,341
Affiliate Investor accounts receivable	8,147	6,472
Prepaid expenses & other current assets	5,801	5,893

Total current assets	143,615	114,445
Property and equipment, net of accumulated depreciation	17,252	19,832
Marketable securities held in trust, less current portion	8,137	7,762
Goodwill	15,868	15,868
Definite lived intangible assets	601	1,096

Total assets	$185,473	$159,003

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$9,270	$12,279
Accrued compensation and related costs	12,125	12,582
Accrued expenses & other current liabilities	25,090	19,183
Dividend payable	45,253	26,369
Deferred revenue	1,723	919
Current portion deferred Long Term Incentive Plan	2,280	1,609

Total current liabilities	95,741	72,941
Deferred Long Term Incentive Plan, less current portion	7,649	7,606
Deferred rent	4,829	5,651

Total liabilities	108,219	86,198
Commitments and contingencies (Note 13)
Members’ equity	77,254	72,805

Total liabilities and members’ equity	$185,473	$159,003

The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC

Consolidated Statements of Operations

Years Ended December 31, 2011, 2010 and 2009

		(not covered by Auditor’s Report)	(not covered by Auditor’s Report)
(in thousands of dollars)	2011	2010	2009
Operating revenue
Net revenue	$312,726	$269,889	$249,177
Net revenue Affiliate Investor	70,923	64,103	60,839

Total net operating revenue	383,649	333,992	310,016

Operating expenses
Product support, technology and operations	98,139	88,738	91,025
Marketing and sales	164,133	142,446	128,144
General and administrative	33,729	33,786	36,458
Affiliate revenue share	15,185	13,176	11,590
Goodwill impairment charges	—	11,513	7,899

Total operating expenses	311,186	289,659	275,116

Operating income	72,463	44,333	34,900
Other income
Interest income	12	72	112
(Loss) gain on investments	(26)	841	1,270

Net income	$72,449	$45,246	$36,282

The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

		(not covered by Auditor’s Report)	(not covered by Auditor’s Report)
(in thousands of dollars)	2011	2010	2009
Cash flows from operating activities
Net income	$72,449	$45,246	$36,282
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,099	8,974	10,221
Goodwill impairment charges	—	11,513	7,899
Deferred compensation	2,405	2,216	2,569
Loss on disposition of property and equipment	—	—	126
Loss (gain) on trading securities related to deferred compensation	26	(841)	(1,270)
Provision for accounts receivable	1,302	2,120	3,992
Purchase of trading securities related to deferred compensation plan	(2,755)	(2,217)	(2,307)
Change in operating assets and liabilities
Accounts receivable	(12,888)	(6,663)	(5,385)
Prepaid expenses and other current assets	92	1,536	(2,044)
Accounts payable	(3,044)	(5,774)	9,960
Accrued expenses and other current liabilities	5,397	3,808	56
Deferred revenue	804	(1,084)	371
Deferred rent	(822)	(1,146)	65
Other long term liabilities	(8)	632	719

Net cash provided by operating activities	72,057	58,320	61,254

Cash flows from investing activities
Change in restricted cash	(18,884)	(26,369)	—
Purchase of patent	—	(150)	(360)
Proceeds from the sale of marketable securities	—	—	250
Business acquisition	—	—	(2,000)
Purchase of property and equipment	(5,926)	(8,916)	(5,833)

Net cash used in investing activities	(24,810)	(35,435)	(7,943)

Cash flows from financing activities
HomeFinder.com spin-off	—	—	(26,000)
Dividend paid to investors	(49,126)	(68,631)	—
Business acquisition earnout payment	—	(1,138)	(1,710)

Net cash used in financing activities	(49,126)	(69,769)	(27,710)

Net (decrease) increase in cash	(1,879)	(46,884)	25,601
Cash and cash equivalents
Beginning of years	32,761	79,645	54,044

End of years	$30,882	$32,761	$79,645

Supplemental disclosure of noncash investing and financing activities
Purchases of property, plant and equipment in accrued liabilities at the end of the years	$367	$269	$306
Fixed asset contribution to HomeFinder.com	—	—	936
Dividends declared but not paid	18,874	26,369	—

The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2011, 2010 and 2009

(years-end December 31, 2010 and 2009 not covered by Auditor’s Report)
	Members’ Equity
	Common Units				Treasury Units				Additional Paid-In Capital	Accumulated Deficit	Total
	Class A		Class B		Class A		Class B
(units and dollars in thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2008	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$495,896	$(382,131)	$113,213
Net income										36,282	36,282
Dividends to investors									(26,936)		(26,936)

Balance at December 31, 2009	184,873	1,848	1,579	16	(5,710)	—	(1,579)	(2,416)	468,960	(345,849)	122,559
Net income										45,246	45,246
Dividends paid to investors									(68,631)		(68,631)
Dividend payable to investor									(26,369)		(26,369)

Balance at December 31, 2010	184,873	1,848	1,579	16	(5,710)	—	(1,579)	(2,416)	373,960	(300,603)	72,805
Net income										72,449	72,449
Dividends paid to investors									(49,126)		(49,126)
Dividend payable to investor									(18,874)		(18,874)

Balance at December 31, 2011	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$305,960	$(228,154)	$77,254

The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

1.	Summary of Significant Accounting Policies

Basis of Presentation

Classified Ventures, LLC (the “Company”) is a strategic joint venture among five large media partners whose objectives are to collectively capitalize on revenue growth in the online classified categories of automotive, rentals and real estate. The strategic partners are Gannett Co., Inc., The McClatchy Company, Tribune Company, The Washington Post Company and A.H. Belo Corporation (the “Investors”).

The Company provides online services in classified advertising marketplaces that build upon the local capabilities and expertise of its affiliated network of more than 120 newspapers and television stations (the “Affiliates”). Investor Affiliates are Affiliates that are owned by our Investors and Non-Investor Affiliates are Affiliates that are not owned by our Investors. In the automotive category, the Company has the nationally branded website, cars.com™, (www.cars.com). In the rentals category, the Company has the nationally branded website, apartments.com™, (www.apartments.com). In the real estate category, the Company has the nationally branded website, HomeGain.com™, (www.homegain.com).

In February 2009, the Company purchased the assets of ApartmentHomeLiving.com, an online classified listing site for apartment rental properties based in Austin, Texas, for a cash payment of $2 million. The agreement also provided for additional payments to be made if certain earnings and traffic targets were met in the future, such payments totaled $1.5 million in 2010 and $1.7 million in 2009. This purchase enhances the product offering of Apartments.com along with expanding the existing customer base.

In March 2009, the Company spun off part of its real estate division, HomeFinder.com, to three of its investors. This new legal entity, HomeFinder.com, LLC (“HomeFinder.com”), was created to better align owner investment with individual owner interests. As a result of the spin-off, the Company’s 2009 consolidated financial statements contain two months of HomeFinder.com financial results. Subsequent to March 2009, the Company provided administrative services to HomeFinder.com through a shared services agreement. The Company’s 2011, 2010 and 2009 financial results recognize revenue from the shared services agreement to the extent that expenses were incurred on behalf of the HomeFinder.com business. The services are charged at cost resulting in no impact to net income.

Revenue Recognition

The primary source of revenue for the Company is from the sale of online subscription advertising products for the automotive, rentals and real estate industry segments. Online advertising sales to Affiliates, auto dealers, property managers, real estate agents, brokers and private parties are recognized as the service is delivered. Revenue is recorded net of credits.

The Company also sells banner and sponsorship advertising on its websites, pursuant to fixed fee or transaction based contracts. Revenue is recognized evenly over the contract term for fixed fee contracts. Revenue is recognized as the service is delivered for transaction based contracts.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

Restricted Cash

The Company has cash of $45 million and $26 million at December 31, 2011 and 2010, respectively, that is restricted and may only be used to pay dividends which were declared and were payable in 2011 and 2010 to one of the investors. The full amount is to be disbursed to the investor upon written request and cannot be used to fund the Company’s operations.

Marketable Securities Held in Trust

The Company’s marketable securities held in trust relate to the deferred compensation plan (Note 11) and are classified as trading securities, with unrealized gains and losses included in the Company’s consolidated statements of operations. The marketable securities held in trust were $10.4 million and $9.4 million as of December 31, 2011 and 2010, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Computer software and hardware	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of lease term or estimated useful life

Normal repairs and maintenance are expensed as incurred. The costs and related accumulated depreciation of assets sold or disposed of are removed from the balance sheet and any resulting gain or loss is included in the consolidated statement of operations.

Goodwill

Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the acquired assets. Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. The Company tests for goodwill impairment, at the reporting unit level, using a two-step process. The first step involves a comparison of the estimated fair value of each reporting unit with its carrying value. Fair value is estimated using discounted cash flows of the reporting unit based on planned growth rates, and estimates of discount rates and residual values. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired and is reduced to fair value. The Company has goodwill as a result of its past acquisitions. Impairment charges for HomeGain were incurred for $11.5 million in 2010 and $7.9 million in 2009. See Note 5 for additional goodwill disclosures.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held or used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted cash flows are less than the carrying value. No impairment losses were incurred in 2011 and 2009. In 2010, impairment losses incurred were immaterial.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Website and Product Development Costs

Website product development costs are capitalized based upon the nature of the costs incurred and the stage of the website’s development.

For software developed or obtained for internal use, the Company capitalizes costs based upon the nature of the costs incurred and the stage of software development. Internal-use software costs capitalized were immaterial for 2011 and 2010.

Advertising Expenses

The Company expenses all advertising costs as incurred. Total advertising expense was $77.3 million, $67.2 million and $65.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

As a limited liability company, the Company, excluding HomeGain, is generally not subject to income taxes. HomeGain, a C corporation, accounts for income taxes in accordance with ASC 740, Income Taxes, and related accounting guidance.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, depreciation and amortization, useful lives of definite-lived assets, accrued expenses, goodwill, commitments and contingencies, among others.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from advertising fees billed to Affiliates, auto dealers, property managers, private parties, banner and sponsorship advertising clients and automobile manufacturers located in the United States. At December 31, 2011 and 2010, net accounts receivable from total Affiliates was $10.6 million and $8.2 million, respectively, which represented 18% and 17%, respectively, of the net accounts receivable. At December 31, 2011 and 2010, net accounts receivable from Investor Affiliates was $8.2 million and $6.5 million, respectively, which represents 14% and 14%, respectively, of the net accounts receivable. At December 31, 2011 and 2010, net accounts receivable from Non-Investor Affiliates was $2.4 million and $1.7 million, respectively, which represents 4% and 4%, respectively, of the net accounts receivable.

No Affiliate individually had accounts receivable greater than 10% of the consolidated total. The Company requires no collateral to support accounts receivable and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations. The Company maintains reserves based upon the expected collectability of accounts receivable and establishes specific reserves when appropriate. The Company also has potential credit risk concentration in the auto manufacturing and newspaper publishing sectors. Of the gross accounts receivable balance of $61.2 million and $50.2 million as of December 31, 2011 and 2010, respectively, the auto manufacturing and newspaper publishing sectors represent 27% and 17% and 27% and 16%, respectively, as of December 31, 2011 and 2010.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Changes in the allowance for doubtful accounts are as follows:

	2011	2010	2009
Balance at January 1	$2,388	$2,786	$6,227
Charges to expenses	1,302	2,120	3,992
Write-offs, net of recoveries	(1,872)	(2,518)	(7,433)

Balance at December 31	$1,818	$2,388	$2,786

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Due to the short-term nature of these items, the carrying values are deemed to approximate fair value.

2.	Recently Issued Pronouncements

In September 2011, the FASB issued an update which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for the Company for its annual and interim goodwill impairment tests performed for fiscal years beginning on January 1, 2012. The adoption of this guidance is not expected to significantly impact the Company’s consolidated financial statements.

In October 2009, the Financial Accounting Standards Board (FASB) issued two updates to the Accounting Standards Codification relating to revenue recognition. The first update eliminates the requirement that all undelivered elements in an arrangement with multiple deliverables have objective and reliable evidence of fair value before revenue can be recognized for items that have been delivered. The update also no longer allows use of the residual method when allocating consideration to deliverables. Instead, arrangement consideration is to be allocated to deliverables using the relative selling price method, by applying a selling price hierarchy. Vendor specific objective evidence (VSOE) of selling price should be used if it exists.

Otherwise, third party evidence (TPE) of selling price should be used. If neither VSOE nor TPE is available, the company’s best estimate of selling price should be used. The second update eliminates tangible products from the scope of software revenue recognition guidance when the tangible products contain software components and non software components that function together to deliver the tangible products’ essential functionality. Both updates require expanded qualitative and quantitative disclosures and are effective for fiscal years beginning on or after June 15, 2010, with prospective application for new or materially modified arrangements or retrospective application permitted. The updates, which were effective for the Company on January 1, 2011, do not have a material impact on the Company’s consolidated financial statements.

3.	Operating Leases

The company is obligated as lessee under certain noncancelable operating leases for office space, and is also obligated to pay insurance, maintenance and other executory costs associated with the leases. Rental expense during 2011, 2010 and 2009 was approximately $5.7 million, $5.2 million and $5.8 million, respectively.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Future minimum operating lease payments at December 31, 2011 are as follows:

2012	$6,005
2013	5,836
2014	5,227
2015	4,270
2016 and thereafter	7,207

$28,545

4.	Property and Equipment

Property and equipment at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Computer software and hardware	$33,411	$33,836
Furniture and equipment	6,386	5,789
Leasehold improvements	5,877	5,773

	45,674	45,398
Less: Accumulated depreciation	(28,422)	(25,566)

	$17,252	$19,832

Depreciation expense was $8.6 million, $8.2 million and $7.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

5.	Goodwill

Movements of the goodwill balance for 2010 were related to the following items, there was no movement in 2011:

	2011	2010
Balance as of January 1
Goodwill	$101,478	$101,478
Accumulated impairment losses	(85,610)	(74,097)

	15,868	27,381
Goodwill acquired during the year	—	—
Impairment losses during the year	—	(11,513)
Balance as of December 31
Goodwill	101,478	101,478
Accumulated impairment losses	(85,610)	(85,610)

	$15,868	$15,868

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Management has determined the Company has three reporting units—Cars, Apartments and HomeGain. The goodwill is allocated as $12.4 million in the Cars reporting unit and $3.5 million in the Apartments reporting unit. The Company performs the required annual impairment assessment of its goodwill on December 20, 2011. Due to the continuing economic challenges in the real estate market and its effect on HomeGain’s financial results, the Company recognized an $11.5 million impairment charge to goodwill was incurred as a result of the annual impairment test in 2010 and $7.9 million in 2009. There is no goodwill remaining in the HomeGain reporting unit after the impairments.

Management determined that the fair value of the Cars and Apartments reporting units exceeded the respective carrying value and accordingly, goodwill within these reporting units was not determined to be impaired. Management will continue to evaluate for impairment of goodwill, if any, based on further declines in the real estate market or other impairment triggers.

6.	Definite Lived Intangible Assets

The Company has definite lived intangible assets from recent acquisitions which consist primarily of unamortized interests that fully expire in the year 2020. The following table sets forth balance sheet information for intangible assets subject to amortization, excluding goodwill:

	December 31, 2011
	URL/Domain and Trade Names	Customer Relationships	Vendor & Affiliate Relationships	Overall Technology	Patent	Total

Gross intangible assets	$2,136	$1,590	$360	$4,200	$510	$8,796
Accumulated amortization	(2,034)	(1,590)	(357)	(4,092)	(122)	(8,195)

Intangible assets, net	$102	—	$3	$108	$388	$601

	December 31, 2010
	URL/Domain and Trade Names	Customer Relationships	Vendor & Affiliate Relationships	Overall Technology	Patent	Total

Gross intangible assets	$2,136	$1,590	$360	$4,200	$510	$8,796
Accumulated amortization	(1,739)	(1,548)	(355)	(3,992)	(66)	(7,700)

Intangible assets, net	$397	$42	$5	$208	$444	$1,096

Amortization expense was $0.5 million, $0.7 million and $2.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2012: $0.3 million; 2013: $0.1 million; 2014: $0.05 million, 2015: $0.05 million, 2016: $0.05 million. The useful lives range from 1- 9 years.

7.	Related Party Transactions

Net sales to the Investor Affiliates totaled $70.9 million, $64.1 million and $60.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Commissions to the Affiliates totaled $15.2 million, $13.2 million and $11.6 million for years ended December 31, 2011, 2010 and 2009, respectively. Net accounts receivable from the Investor Affiliates totaled $8.2 million and $6.5 million as of December 31, 2011 and 2010, respectively.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

Pursuant to Affiliate Agreements between the Company and each of its Affiliates, Affiliates are assigned a sales territory to sell the Company’s products on a wholesale/retail basis. The Affiliate Agreements specify print and online promotion obligations of the Affiliate, bar the Affiliates from engaging in specified activities and identify performance obligations of the Company and the Affiliate. Each investor owned Affiliate Agreement contains language requiring the Company to treat all similarly situated Investor Affiliates equally.

The Company also has a shared service agreement with HomeFinder.com as a result of the spin-off that occurred in March 2009. Under the agreement, the Company provides legal, facilities, technology, office space, accounting, and human resource services to HomeFinder.com at cost without any markup on the services. Total shared service revenue recognized for 2011, 2010 and 2009 was $2.9 million, $3.2 million and $10.2 million, respectively, to offset the $2.9 million, $3.2 million and $10.2 million of incurred expenses in 2011, 2010 and 2009. HF shared services revenue is included within the net revenue line item on the income statement.

8.	Fair Value Measurements

The Company accounts for certain items using the fair market value method of accounting which establishes a fair value hierarchy for those items measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The fair value hierarchy consists of the following three levels:

Level 1	Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

Level 2

Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

Level 3

Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company’s management about the assumptions market participants would use in pricing the asset or liability.

The Company’s financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheet include the Long Term Incentive Plan (“LTIP”) assets and liabilities and marketable securities.

The following table presents the LTIP investments carried at fair value as of December 31, 2011, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total
Cash	$148	$—	$—	$148
Mutual funds	8,144	—	—	8,144
Fixed income fund	—	2,125	—	2,125

	$8,292	$2,125	$—	$10,417

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

The following table presents the LTIP investments carried at fair value as of December 31, 2010, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total
Cash	$31	$—	$—	$31
Mutual funds	9,340	—	—	9,340
Fixed income fund	—	—	—	—

	$9,371	$—	$—	$9,371

The following is a description of the Company’s valuation methodologies for assets and liabilities measured at fair value.

Fair value for mutual funds are measured using quoted market prices at the reporting date multiplied by the quantity held.

The Company has an investment in a commingled fund for which quoted market prices are not available. The value of the investment represents the net asset value as provided by the trustee.

9.	Retirement Plan

The Company has a 401(k) Retirement Savings Plan, which is qualified under Section 401(k) of the Internal Revenue Code and for which all full-time Company employees are eligible. Participants are eligible on the first day of hire and are allowed to make tax-deferred contributions up to 100% of annual compensation, subject to limitations specified by the Internal Revenue Code.

The Company match is 100% of the employee’s contribution up to 3% of the employee’s salary, and thereafter 50% of the employee’s contribution, until the employee’s contributions reach 5% of the employee’s salary. All employees are fully vested immediately. For the years ended December 31, 2011, 2010 and 2009, the Company expensed matching contributions in the amounts of $2.7 million, $2.3 million and $2.4 million, respectively.

10.	Class A Common Units and Members’ Equity

As of December 31, 2011, 2010 and 2009, there were 184.9 million authorized, issued and outstanding Class A common units and 1.6 million authorized and issued Class B common units, none of which were outstanding. Class A common units have voting rights of one vote per unit.

In December 2011 and 2010, the Company declared a dividend of $68 million and $95 million, respectively. The dividends were treated as a return on capital to Investors given the accumulated deficit balance. Of the $68 million dividend declared in December 2011, $49 million was paid to investors and $19 million is being held in restricted cash at the request of one Investor. Of the $95 million dividend declared in December 2010, $69 million was paid to Investors and $26 million is being held in restricted cash as the request of one Investor.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

11.	Long-Term Incentive Plan

In June 2001, the Company’s LTIP was established. The Company, at its discretion, may designate up to 60 key employees to participate in the LTIP and may make annual contributions to the participants’ account. The contributions are invested at the participant’s direction among investment options including mutual funds and money market funds. In 2011, 2010 and 2009 the Company contributed $2.8 million, $2.2 million and $2.3 million, respectively. The total amount contributed by the Company is marked to market quarterly and any unrealized gains (losses) are recognized through the income statement.

The amounts contributed to participants’ accounts vest over a three-year period. One-third of the amount contributed in a plan year (and any increases or decreases in the account as a result of income, gains, losses or costs allocated to the account) vests and is payable on February 15th of each of the three succeeding plan years after the plan year in which the contribution was made. Once a portion of an award vests, it is either deferred for one year or paid to the participant. This initial deferral election is made by the participant prior to the plan year for which the award was issued. One year following the vesting date, that same portion of the deferred award is either deferred for five years or paid to the participant. This subsequent deferral election is made not later than December 31st of the plan year prior to the plan year for which the award was issued. If a participant is involuntarily terminated other than for cause as defined by the plan, the participant’s account becomes 100% vested and distributed. If a participant resigns, the vested portion of the participant’s account is distributed and the unvested portion is forfeited. The forfeited funds are retained within the Trust and used to offset future contributions. The forfeitures for the years ended December 31, 2011, 2010 and 2009 were immaterial.

The Company applies accounting guidance for stock appreciation rights and other variable stock option or award plans for the cash awarded under this deferred compensation plan. Under this plan, deferred compensation expense was $2.4 million, $2.2 million and $2.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. The deferred compensation liability was $9.9 million and $9.2 million at December 31, 2011 and 2010, respectively.

12.	Income Taxes

As a limited liability company, earnings are included in the income tax returns of the Investors with the exception of its HomeGain subsidiary, which is a C corporation acquired June 30, 2005.

HomeGain had deferred tax assets of approximately $19.9 million and $19.8 million as of December 31, 2011 and 2010, respectively, relating primarily to federal and state net operating loss carryforwards. Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets at December 31, 2011 and 2010 have been fully offset by a valuation allowance of $19.9 million and $19.8 million, respectively. HomeGain had federal net operating loss carryforwards of approximately $48.3 million and $48.7 million as of the year ended December 31, 2011 and 2010, respectively. The federal net operating loss carryforwards will begin to expire in 2019, if not utilized. No adjustments for uncertain tax positions, interest, or penalties were recorded at December 31, 2011, 2010 and 2009.

Classified Ventures, LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Information as of December 31, 2010 and 2009 and for each of the two years ended December 31, 2010 and 2009 not covered by Auditor’s Report included herein)

13.	Commitments and Contingencies

The Company is party to lawsuits arising out of the normal course of business. Management believes the final outcome of such litigation will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

14.	Subsequent Events

The Company assessed events occurring subsequent to December 31, 2011 and through February 24, 2012 for potential recognition and disclosure in the consolidated financial statements. The Company determined, other than as disclosed below, that there were no subsequent events or transactions as of February 24, 2012 that required recognition or disclosure in the consolidated financial statements.

On February 9, 2012, the Company distributed the dividends payable of $45 million held as restricted cash at December 31, 2011 to the investor.